EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30 2003	June 30 2004	June 30 2003	June 30 2004
Shares of common stock outstanding for the entire period	19,742,203	19,848,301	19,717,544	19,825,271

Issuance of 42,808 and 29,011 shares of common stock to the Company’s defined contribution plan in 2003 and 2004	24,535	14,561	28,607	18,499

Issuance of 14,350 and 4,288 shares of common stock upon exercise of options in 2003 and 2004	3,352	981	1,685	2,859

Issuance of 7,527 and 7,990 shares of common stock to the employee stock purchase plan in 2003 and 2004	—	—	7,191	7,288

Weighted average shares of common stock outstanding	19,770,090	19,863,843	19,755,027	19,853,917

Loss from continuing operations	$(7,569,673)	$(9,564,361)	$(26,021,427)	$(30,866,384)
Income from discontinued operations, net of taxes	2,190,335	—	2,190,335	—
Net loss	$(5,379,338)	$(9,564,361)	$(23,831,092)	$(30,866,384)

Basic loss per common share:
Loss from continuing operations	$(0.38)	$(0.48)	$(1.32)	$(1.55)
Income from discontinued operations, net	0.11	—	0.11	—
Net loss per common share	$(0.27)	$(0.48)	$(1.21)	$(1.55)